SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13G
                                    (RULE 13d - 102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                                           (Amendment No. )*

Global Capital Partners Inc.
(Name of Issuer)

Common Stock, par value $.05 per share
(Title of Class of Securities)

276052107
(CUSIP Number)

     Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2001
(Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     (Continued on the Following Pages)
        (Page 1 of 10 Pages)


Page 10 of 10


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Belcourt Investments Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  625,000

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  625,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  625,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.8%

12.      TYPE OF REPORTING PERSON*

                  CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Beaufort Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  156,250

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  156,250

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  156,250

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.2%

12.      TYPE OF REPORTING PERSON*

                  CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT!


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Michael Zunenshine

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  781,250

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  781,250

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  781,250

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.0%

12.      TYPE OF REPORTING PERSON*

                  IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
ITEM 1(a).        Name of Issuer:

         Global Capital Partners Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

         6000 Fairview Road, Suite 1410
         Charlotte, North Carolina 28210


Item 2(a).        Name of Persons Filing:

     The  names of the  persons  filing  this  statement  on  Schedule  13G are:
Belcourt Investments Inc. ("Belcourt"), a Delaware corporation, and Beaufort Inc. ("Beaufort"), a Florida corporation, and Michael Zunenshine ("Zunenshine"), an individual, (collectively, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

     The principal address for each of the Reporting Persons is: 6500 Trans Canada Highway, Suite 210, St. Laurent, Quebec, H4T1X4.

Item 2(c).        Citizenship:

         Belcourt is a Delaware corporation.

         Beaufort is a Florida corporation.

         Michael Zunenshine is a citizen of Canada.

Item 2(d).        Title of Class of Securities

         Common Stock, par value $.05 per share ("Common Stock").

Item 2(e).        CUSIP Number: 276052107

     Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

     Belcourt beneficially owns 625,000 shares of Common Stock.

     Beaufort beneficially owns 156,250 shares of Common Stock.

     Zunenshine, as the sole owner of Belcourt and the controlling person of Beaufort, is deemed to be the beneficial owner of the shares of Common Stock held by these entities.

     The Reporting Persons beneficially own an aggregate of 781,250 shares of Common Stock.

          (b)     Percent of class:

     Belcourt's   beneficial   ownership  of  625,000  shares  of  Common  Stock
constitutes 4.8% of all of the outstanding shares of Common Stock.

     Beaufort's   beneficial   ownership  of  156,250  shares  of  Common  Stock
constitutes 1.2% of all of the outstanding shares of Common Stock.

     Zunenshine, as the sole owner of Belcourt and the controlling person of Beaufort, is deemed to be the beneficial owner of the shares of Common Stock held by these entities.

     Collectively, the Reporting Persons have beneficial ownership of an aggregate of 6.0% of all of the outstanding shares of Common Stock.

          (c)      Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote

                  Not applicable.

                  (ii)  Shared power to vote or to direct the vote

     Belcourt has shared power to vote or direct the vote of 625,000 shares of Common Stock.

     Beaufort has shared power to vote or direct the vote of 156,250 shares of Common Stock.

     Zunenshine, as the sole owner of Belcourt and the controlling person of Beaufort, is deemed to be the beneficial owner of the shares of Common Stock held by these entities.


                  (iii)  Sole power to dispose or to direct the disposition of

                  Not applicable.

                  (iv)  Shared power to dispose or to direct the disposition of

     Belcourt has shared power to dispose or direct the disposition of 625,000 shares of Common Stock.

     Beaufort has shared power to dispose or direct the disposition of 156,250 shares of Common Stock.

     Zunenshine, as the sole owner of Belcourt and the controlling person of Beaufort, is deemed to be the beneficial owner of the shares of Common Stock held by these entities.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Anther Person.

          Not applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Item 8.   Identification and Classification of Members of the Group.

          See Item 2(a).

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                                              SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  June 12, 2001

          BELCOURT INVESTMENTS INC.


          By: /s/ Michael Zunenshine
              --------------------------
                   Michael Zunenshine,
                   President


          BEAUFORT INC.


          By: /s/ Michael Zunenshine
              --------------------------
                   Michael Zunenshine,
                   President



          /s/ Michael Zunenshine
              --------------------------
                   Michael Zunenshine

                                       EXHIBIT A
                                 JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Global Capital Partners Inc. dated June 12, 2001 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  June 12, 2001



          BELCOURT INVESTMENTS INC.


          By: /s/ Michael Zunenshine
              --------------------------
                   Michael Zunenshine,
                   President


          BEAUFORT INC.


          By: /s/ Michael Zunenshine
              --------------------------
                   Michael Zunenshine,
                   President



          /s/ Michael Zunenshine
              --------------------------
                   Michael Zunenshine